Exhibit 3

COLLIERS INTERNATIONAL GROUP INC.

Management's Discussion & Analysis

Year Ended | December 31, 2025

Accelerating success.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the year ended December 31, 2025

(in US dollars)

February 20, 2026

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the year ended December 31, 2025, and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2024. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2025, and up to and including February 20, 2026.

Additional information about the Company can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This MD&A includes references to “internal revenue growth rate”, “Adjusted EBITDA”, “local currency revenue and Adjusted EBITDA growth rate”, “Adjusted EPS”, assets under management (“AUM”) and fee paying assets under management (“FPAUM”), which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the year ended December 31, 2025 were $5.56 billion, an increase of 15% versus the prior year (15% in local currency) with growth in all segments, led by the Engineering segment. GAAP diluted net earnings per share were $2.02 as compared to $3.22 in the prior year. Net earnings per share were impacted by higher amortization expense related to intangible assets of recent acquisitions and higher interest expense due to borrowings to finance acquisitions, while the prior year was favourably impacted by a reversal of contingent acquisition consideration expense. Adjusted earnings per share (see “Reconciliation of non-GAAP financial measures” below) were $6.58 relative to $5.75 in the prior year, an increase of 14% and was primarily attributable to higher revenues from a combination of internal growth and acquisitions. GAAP diluted net earnings per share and adjusted earnings per share for the year ended December 31, 2025 would have been $0.06 and $0.06 lower, respectively, excluding the impact of changes in foreign exchange rates.

In March 2025, the Company acquired Ethos Urban Pty Ltd., a 160-person urban planning and design advisory firm in Australia.

In May 2025, the Company acquired Terra Consulting Group, a 70-person specialty telecommunications infrastructure engineering firm located in the United States, Higher Ground Consulting, a 65-person engineering consulting firm and Herold Engineering Limited, a 75-person engineering consulting firm, both in Canada.

In June 2025, the Company completed the acquisition of Triovest Inc., a provider of asset management, property management and advisory services in Canada.

In July 2025, the Company acquired Cambium Inc., a 235-person multi-service engineering firm in Canada.

In July 2025, the Company acquired a controlling interest in Astris Infrastructure, LLC, a global investment banking and financial advisory firm specializing in infrastructure and energy transition.

In July 2025, the Company acquired a controlling interest in RoundShield Partners LLP, a European credit investment management firm with $5.4 billion in AUM.

In July 2025, the Company announced the rebranding and integration of its Investment Management division to Harrison Street Asset Management (“HSAM”). The Company also expanded HSAM’s leadership team, appointing co-founder Christopher Merrill as Global CEO, along with Zachary Michaud and Stephen Gordon as Managing Partners & Global CFO and COO, respectively.

In July 2025, the Company sold its operations in Brazil. The purchaser concurrently entered into a franchise agreement to operate under the Colliers brand in Brazil going forward.

In September 2025, the Company acquired LRL Associates Ltd., a 50-person multi-service engineering firm in Canada.

In November 2025, the Company acquired Greenhill Engineers Pty Ltd, a 65-person urban development consultancy based in Australia.

In January and February 2026, the Company acquired four engineering firms in Canada, the United States and Australia.

In February 2026, the Company entered into an agreement to acquire Ayesa Engineering S.A.U. (Ayesa Engineering), a 3,200-person multidiscipline engineering firm, headquartered in Seville, Spain. The acquisition is expected to close in the second quarter of 2026, subject to customary closing conditions, with a purchase price of approximately $700 million. Ayesa Engineering generated approximately $370 million in revenues in 2025.

Results of operations – year ended December 31, 2025

For the year ended December 31, 2025, revenues were $5.56 billion, up 15% relative to the prior year (15% in local currency) led by acquisition and internal growth in Engineering and Commercial Real Estate (previously named Real Estate Services). Acquisitions contributed 10% to local currency revenue growth and internally generated revenues were up 5%.

The GAAP operating earnings for the year ended December 31, 2025 were $371.0 million versus $389.2 million in the prior year. The operating earnings margin was 6.7% as compared to 8.1% in the prior year, primarily attributable to a reversal of contingent acquisition consideration expense in the prior year and higher intangible asset amortization expense related to recent acquisitions. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) of $732.5 million was up 14% versus $644.2 million reported in the prior year, on higher revenues and the favourable impact of acquisitions. The Adjusted EBITDA margin was 13.2% relative to 13.4% in the prior year, down slightly due to continued investments in Investment Management.

Depreciation expense was $77.4 million relative to $66.2 million in the prior year with the increase attributable to technology investments and the impact of recent business acquisitions.

Amortization expense was $178.7 million, versus $155.4 million recorded in the prior year, primarily driven by intangible assets added through recent acquisitions.

Net interest expense was $82.4 million, versus $85.8 million recorded in the prior year. The average interest rate on debt during the period was 4.3%, relative to 4.8% in the prior year.

Consolidated income tax expense was $80.2 million, relative to $74.2 million in the prior year. The current year’s effective tax rate was 26.3% versus 23.8% in the prior year, with the prior year benefitting from a non-taxable reversal of contingent acquisition consideration expense.

Net earnings were $224.6 million versus $236.9 million in the prior year.

Commercial Real Estate revenues totalled $3.29 billion, up 7% (up 7% in local currency) versus the prior year. Capital Markets revenues accelerated throughout the year and were up 16% with solid growth across all asset classes and geographies. Leasing revenues were up 2% for the year against a strong prior year comparative. Outsourcing revenues were up 7%, primarily led by higher valuation and advisory activity. Adjusted EBITDA was $366.9 million, up 10% (9% in local currency) compared to $333.4 million in the prior year, with margins benefitting from higher Capital Markets activity as well as operating leverage.

Engineering revenues totalled $1.73 billion, up 40% (39% in local currency) compared to the prior year driven by the favourable impact of recent acquisitions and solid internal growth. Adjusted EBITDA was $164.7 million, up 50% (49% in local currency) compared to $109.9 million in the prior year, with margins benefitting from productivity gains.

Investment Management revenues were $532.3 million, up 4% (3% in local currency) relative to the prior year. Revenues excluding pass-through performance fees were up 1% (up 1% in local currency). The prior year included catch-up fees from certain funds that did not repeat this year. Adjusted EBITDA was $214.8 million, down 1% (flat in local currency) compared to the prior year due to continued investments to unify the platform under the Harrison Street Asset Management brand. AUM were $108.2 billion as of December 31, 2025, flat relative to September 30, 2025, and up 9% from December 31, 2024. FPAUM were $54.2 billion as of December 31, 2025, flat relative to September 30, 2025, and up 8% from December 31, 2024.

Unallocated global corporate costs as reported in Adjusted EBITDA were $14.0 million, flat relative to the prior year.

Selected annual information - last five years
(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2025	2024	2023	2022	2021

Operations
Revenues	$5,558,462	$4,822,024	$4,335,141	$4,459,487	$4,089,129
Operating earnings / (loss)	370,958	389,212	300,935	332,496	(131,501)
Net earnings / (loss)	224,553	236,936	144,691	194,544	(237,557)

Financial position
Total assets	$6,788,467	$6,100,617	$5,482,126	$5,098,177	$3,873,730
Long-term debt	1,633,511	1,508,475	1,502,639	1,439,099	531,054
Convertible Notes	-	-	-	226,534	225,214
Redeemable non-controlling interests	1,285,046	1,152,618	1,072,066	1,079,306	536,903
Shareholders' equity	1,534,443	1,325,582	850,490	493,374	585,269

Common share data
Net earnings (loss) per common share:
Basic
	2.03	3.24	1.43	1.07	(9.09)
Diluted
	2.02	3.22	1.41	1.05	(9.09)
Weighted average common shares outstanding (thousands)
Basic	50,784	49,897	45,680	43,409	42,920
Diluted	51,083	50,182	46,274	43,918	42,920
Cash dividends per common share	$0.30	$0.30	$0.30	$0.30	$0.20

Other data*
Adjusted EBITDA	$732,465	$644,245	$594,993	$630,525	$544,338
Adjusted EPS	6.58	5.75	5.35	6.99	6.18
*See “Reconciliation of non-GAAP financial measures”

Results of operations – fourth quarter ended December 31, 2025

For the fourth quarter, revenues were $1.61 billion, up 7% (5% in local currency), driven by robust growth across all service lines, particularly Capital Markets and Engineering. Consolidated internal revenue growth measured in local currencies was essentially flat versus the prior year quarter with growth in Commercial Real Estate offset by lower pass-through costs, primarily in project management operations. GAAP operating earnings were $135.5 million as compared to $121.4 million in the prior year quarter. Adjusted EBITDA was $245.1 million relative to $225.3 million in the prior year quarter.

Summary of quarterly results

The following table sets forth our quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2025, 2024 and 2023
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2025
Revenues	$1,141,170	$1,347,649	$1,463,098	$1,606,545
Operating earnings	31,604	99,183	104,684	135,487
Net earnings	8,918	63,971	65,134	86,530
Basic net earnings (loss) per common share	(0.08)	0.08	0.83	1.20
Diluted net earnings (loss) per common share	(0.08)	0.08	0.82	1.19

Year ended December 31, 2024
Revenues	$1,001,980	$1,139,368	$1,179,059	$1,501,617
Operating earnings	43,327	114,748	109,737	121,400
Net earnings	14,136	71,927	69,377	81,496
Basic net earnings per common share	0.26	0.73	0.74	1.49
Diluted net earnings per common share	0.26	0.73	0.73	1.47

Year ended December 31, 2023
Revenues	$965,903	$1,078,038	$1,056,032	$1,235,168
Operating earnings	22,144	75,262	70,899	132,630
Net earnings (loss)	(907)	35,001	29,376	81,221
Basic net earnings (loss) per common share	(0.47)	(0.15)	0.53	1.42
Diluted net earnings (loss) per common share	(0.47)	(0.16)	0.53	1.42

Other data [1]
Adjusted EBITDA - 2025	$116,044	$180,209	$191,115	$245,097
Adjusted EBITDA - 2024	108,695	155,626	154,636	225,290
Adjusted EBITDA - 2023	104,623	147,080	144,912	198,378
Adjusted EPS - 2025	0.87	1.72	1.64	2.34
Adjusted EPS - 2024	0.77	1.36	1.32	2.26
Adjusted EPS - 2023	0.86	1.31	1.19	2.00
[1] See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company historically generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Capital Markets operations comprised 16% of consolidated annual revenues for 2025. Variations can be caused by business acquisitions which alter the consolidated service mix.

2026 Outlook

The Company anticipates continuing solid annual internal growth in 2026, along with the impact of several recently completed acquisitions and the recently announced acquisition of Ayesa Engineering, which is expected to close late in the second quarter. On a consolidated basis, the Company expects to deliver mid teens growth in revenues, Adjusted EBITDA and Adjusted EPS during 2026.

The financial outlook is based on the Company’s best available information as of the date of this MD&A, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook includes the anticipated impact of the closing of Ayesa Engineering in the second quarter, subject to customary closing conditions being met. The outlook does not include any further acquisitions.

Liquidity and capital resources

Net cash provided by operating activities for the year ended December 31, 2025 was $330.1 million, versus $326.0 million in the prior year, with the increase primarily attributable to higher revenues partly offset by the timing of working capital usage. We believe that cash from operations and other existing resources, including our $2.25 billion multi-currency Revolving Credit Facility (“Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the year ended December 31, 2025, capital expenditures were $78.7 million (year ended December 31, 2024 - $65.1 million). Capital expenditures for the year ending December 31, 2026 are expected to be between $90-$100 million and expected to be funded by (i) cash on hand and (ii) landlord inducements, in the case of certain office leases.

Net indebtedness is considered a supplementary financial measure and as of December 31, 2025 was $1.43 billion ($1.33 billion as of December 31, 2024). Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of December 31, 2025, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA, as defined in our debt agreements, was 2.0x (2.0x as of December 31, 2024), relative to a maximum of 3.5x permitted under our debt agreements. We were in compliance with the covenants contained in our debt agreements as of December 31, 2025 and, based on our outlook for 2026, we expect to remain in compliance with these covenants. On February 20, 2026, the Company amended its Revolving Credit Facility to a new five-year term, maturing on February 19, 2031.

The Company’s Revolving Credit Facility is sustainability-linked and includes pricing adjustments tied to achievements of performance targets over time aligned with Colliers’ Built to Last framework available on corporate.colliers.com. For 2025, the target was to reduce greenhouse gas emissions consistent with the Science-Based Targets initiative. The Company expects to meet its target for 2025 and, if successful, will achieve a five basis point reduction in the borrowing cost on the Revolving Credit Facility. As of December 31, 2025, the Company had $1.16 billion of unused credit under the Revolving Credit Facility.

Colliers Debt & Structured Finance (previously named Colliers Mortgage) utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

The Company’s accounts receivable facility (the “AR Facility”) (which includes selected US and Canadian trade accounts receivable) with two third-party financial institutions has committed availability of $200 million for a term extending to June 2026. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease in our borrowing costs. As of December 31, 2025, the Company’s AR Facility was fully drawn.

During the year ended December 31, 2025, the Company acquired real estate assets in the US in relation to seeding new funds, which were subsequently transferred to the respective Investment Management fund. In addition, the Company transferred two real estate asset portfolios in Europe and one real estate asset portfolio in the US which were held at December 31, 2024 to their respective Investment Management funds. The Company recorded the corresponding assets and liabilities on the consolidated balance sheet (see note 6 in our consolidated financial statements). We expect to enter into similar transactions from time to time to facilitate the formation of new Investment Management funds.

The Company pays semi-annual dividends in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. On December 2, 2025, the Company’s Board of Directors declared a semi-annual dividend of $0.15 per share to shareholders of record on December 31, 2025, paid on January 14, 2026. Total common share dividends paid by the Company during the year ended December 31, 2025 were $15.2 million (December 31, 2024 - $14.7 million).

During the year ended December 31, 2025, the Company invested cash in acquisitions as follows: $262.2 million in acquisition of new businesses, $64.5 million in purchases of redeemable non-controlling interest and $33.4 million in contingent consideration payments. All acquisitions during the period were funded from borrowings on the Revolving Credit Facility and cash on hand (see note 4 in our consolidated financial statements). The Company expects to fund future acquisitions, including Ayesa Engineering, with borrowings on the Revolving Credit Facility and cash on hand.

As at December 31, 2025, the Company recorded $23.4 million (December 31, 2024 - $3.8 million) as deferred acquisition consideration on the consolidated balance sheet, which reflects the portion of the purchase price that has been deferred to a future date, ranging from one to ten years following the date of the acquisition.

Unless it contains an element of compensation, contingent consideration in relation to acquisitions is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at December 31, 2025 was $8.5 million (December 31, 2024 - $36.7 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at December 31, 2025 was $33.3 million (December 31, 2024 - $44.3 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the relevant contingency periods. As at December 31, 2025, the Company expects to make earnout payments in the range of $81.1 million to a maximum contractual amount of $346.8 million (December 31, 2024 - $345.3 million) through August 2030.

The following table summarizes our contractual obligations as at December 31, 2025:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,618,313	$3,009	$247,018	$1,072,336	$295,950
Interest on long-term debt (1)	54,096	12,473	21,340	13,523	6,760
Finance lease obligations	15,198	5,111	8,315	1,772	-
Business combinations (2)	-	-	-	-	-
Deferred and contingent acquisition consideration (3)	31,889	12,812	14,074	4,876	127
Operating leases obligations	765,151	130,648	221,073	157,915	255,515
Purchase commitments	67,654	35,471	23,037	3,393	5,753
Mortgage warehouse credit facilities	133,259	133,259	-	-	-
Liabilities related to warehouse fund assets	82,461	33,679	48,782	-	-
Co-investment commitments	23,546	23,546	-	-	-
Total contractual obligations	$2,791,567	$390,008	$583,639	$1,253,815	$564,105
(1)

Figures do not include interest payments for borrowings under the Revolving Credit Facility. Assuming the Revolving Credit Facility is held until maturity, using current interest rate, we estimate that we will make $227.8 million of interest payments, $58.2 million of which will be made in the next 12 months.

(2)

On February 3, 2026, the Company announced it has entered into a definitive agreement to acquire Ayesa Engineering S.A.U. for total cash consideration of approximately $700,000. see note 28 – Subsequent Event of the Notes to Consolidated Financial Statements.

(3)	Estimated fair value as at December 31, 2025.

As at December 31, 2025, we had commercial commitments totaling $18.3 million comprised of letters of credit outstanding due to expire within one year.

In order to effectively manage our corporate risk and support our global insurance program, we supplement our commercial insurance placements with the use of a wholly-owned captive insurance company to provide support for our professional liability, general liability, employment practices liability, and cyber programs. The level of risk retained by our captive insurance company varies by coverage. Currently, the captive insures up to $0.75 million per claim with respect to professional liability, $4.5 million per claim with respect to primary professional liability, $5.0 million per claim with respect to excess professional liability, $5.0 million per claim with respect to 2nd excess professional liability, $1.0 million per claim with respect to Australia professional liability, $2.0 million per claim with respect to general liability, $1.5 million per claim with respect to excess liability, $1.0 million per claim with respect to employment practices liability, and $1.0 million per claim with respect to cyber. All limits are inclusive of commercial market self-insured retentions. Liability insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims, validated annually by a third-party actuary. As of December 31, 2025, the captive insurance company has reserves for outstanding claim liabilities of $21.8 million.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 25% to 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $1.07 billion as of December 31, 2025 (December 31, 2024 - $958.6 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2025, the RNCI recorded on the balance sheet was $1.29 billion (December 31, 2024 - $1.15 billion). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share and adjusted EPS for the year ended December 31, 2025 would be $1.45 and $0.20, respectively.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified six critical accounting estimates, which are discussed below.

1.

Revenue recognition. We earn revenues from Leasing and Capital Markets brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees (including carried interest). Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.

Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have three reporting units, consistent with our three operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value (see note 2 in our consolidated financial statements).

3.

Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or forecasted committed capital and assets under management related to asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.

Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.

Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the consolidated balance sheet. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

6.

Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of December 31, 2025, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $7.2 billion. As at December 31, 2025, the loss reserve was $12.7 million (December 31, 2024 - $13.6 million) and was included within Other liabilities on the consolidated balance sheet.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to certain financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring, optimization and integration costs and (ix) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2025	2024	2025	2024

Net earnings	$86,530	$81,496	$224,553	$236,936
Income tax	31,078	18,699	80,154	74,177
Other income, including equity earnings from non-consolidated investments	(3,731)	(1,976)	(16,122)	(7,680)
Interest expense, net	21,610	23,181	82,373	85,779
Operating earnings	135,487	121,400	370,958	389,212
Loss on disposal of operations	290	-	696	-
Depreciation and amortization	66,522	65,176	256,015	221,602
Gains attributable to MSRs	(4,471)	(4,185)	(31,237)	(15,363)
Equity earnings from non-consolidated investments	3,275	2,030	12,461	7,270
Acquisition-related items	5,582	6,410	29,872	(27,802)
Restructuring, optimization and integration costs	16,853	9,365	38,079	23,285
Stock-based compensation expense	21,559	25,094	55,621	46,041
Adjusted EBITDA	$245,097	$225,290	$732,465	$644,245

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring, optimization and integration costs and (vii) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2025	2024	2025	2024

Net earnings	$86,530	$81,496	$224,553	$236,936
Non-controlling interest share of earnings	(21,352)	(18,894)	(57,845)	(53,968)
Loss on disposal of operations	290	-	696	-
Amortization of intangible assets	46,149	47,666	178,660	155,363
Gains attributable to MSRs	(4,471)	(4,185)	(31,237)	(15,363)
Acquisition-related items	5,582	6,410	29,872	(27,802)
Restructuring, optimization and integration costs	16,853	9,365	38,079	23,285
Stock-based compensation expense	21,559	25,094	55,621	46,041
Income tax on adjustments	(20,313)	(24,287)	(65,936)	(50,403)
Non-controlling interest on adjustments	(10,922)	(7,409)	(36,385)	(25,740)
Adjusted net earnings	$119,905	$115,256	$336,078	$288,349

	Three months ended		Twelve months ended
	December 31		December 31
(in US$)	2025	2024	2025	2024

Diluted net earnings per common share	$1.19	$1.47	$2.02	$3.22
Non-controlling interest redemption increment	0.08	(0.25)	1.25	0.42
Gain on disposal of operations, net of tax	0.01	-	(0.03)	-
Amortization expense, net of tax	0.55	0.50	2.18	1.98
Gains attributable to MSRs, net of tax	(0.05)	(0.05)	(0.35)	(0.17)
Acquisition-related items, net of tax	(0.02)	0.08	0.16	(0.75)
Restructuring, optimization and integration costs, net of tax	0.23	0.14	0.50	0.35
Stock-based compensation expense, net of tax	0.35	0.37	0.85	0.70
Adjusted EPS	$2.34	$2.26	$6.58	$5.75

Diluted weighted average shares for Adjusted EPS (thousands)	51,266	51,036	51,083	50,182

We believe that the presentation of Adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Internal growth, presented as percentage revenue variance, is calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Recently adopted accounting guidance

Improvements to Income Tax Disclosures

In December 2023, FASB issued ASU No. 2023-09 Improvements to Income Tax Disclosures. The amendments in this update encourage transparency in income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. The amendments are effective for annual periods beginning after December 15, 2024. The Company adopted the ASU retrospectively in the current annual financial statements, resulting in enhanced disclosures related to income taxes.

Recently issued accounting guidance, not yet adopted

Reporting Comprehensive Income – Expense Disaggregation Disclosures

In November 2024, FASB issued ASU No. 2024-03 Expense Disaggregation Disclosures which requires disaggregated disclosure of income statement expenses. The ASU does not require changes to the expense captions an entity presents on the face of the income statement, rather, it requires disaggregation of certain expense captions within the footnotes to the financial statements. This ASU is effective for annual periods beginning after December 15, 2026 with early adoption permitted. The Company is currently assessing the impacts of this ASU on its disclosures.

Improvements to the Accounting for Internal-Use Software

In September 2025, FASB issued ASU No. 2025-06 Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this update accommodates changes to software development approaches by removing reference to development stages and requiring the capitalization of software costs when both i) management has authorized and committed funding a software project, and ii) when it is probable that the project will be completed and used to perform the function intended. The improvements will provide for greater consistency in capitalization of development costs as they relate to internal-use software. The amendments are effective for annual periods beginning after December 15, 2027, with early adoption permitted at the beginning of an annual reporting period. The Company is currently assessing the impacts of this ASU on its financial statements.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

In 2022 and 2023, the Company entered into interest rate swap agreements (the “existing swaps”) to convert SOFR floating interest rates to fixed rates to hedge $600.0 million US dollar borrowings under the Revolving Credit Facility at fixed interest rates ranging from 2.802% and 4.000% with a maturity date of May 2027. In 2025, the Company entered into swap agreements (the “new swaps”) to hedge an additional $600.0 million of US dollar borrowings under the Revolving Credit Facility, effective May 2027 with fixed interest rates ranging from 3.434% to 3.480% and a maturity date of November 2029. Both the existing and new swaps are measured at fair value on the consolidated balance sheet. Gains or losses on the existing and new swaps which are determined to be effective as hedges, are reported in other comprehensive income.

Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

As at December 31, 2025, the Company had $18.8 million of loans receivable from shareholders of subsidiaries (December 31, 2024 - $2.1 million). The majority of the loans receivable represent amounts to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 6.0%. These loans are due on demand or mature on various dates up to 2030 but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 49,778,127 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 3,430,780 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan. On May 7, 2025, the Company announced a normal course issuer bid (“NCIB”) effective from May 9, 2025 to May 8, 2026. The Company is entitled to repurchase up to 4,300,000 Subordinate Voting Shares on the open market pursuant to the NCIB.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2025.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2025, our internal control over financial reporting was effective.

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management has excluded eleven entities – Ethos Urban Pty Ltd., Triovest Inc., Astris Infrastructure, LLC, Greystone Sales Group, LLC, Terra Consulting, Higher Ground Consulting, Herold Engineering, Cambium Inc., LRL Associates Ltd., Greenhill Engineers Pty Ltd., RoundShield Partners LLP - acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2025. The total assets and total revenues of the eleven majority-owned entities represent 1.7% and 2.3%, respectively of the related consolidated financial statement amounts as at and for the year ended December 31, 2025.

Legal proceedings

There are no legal proceedings to which Colliers is a party to, or in respect of which, any of the property of Colliers is the subject of, which is or was material to Colliers during 2025, and Colliers is not aware of any such legal proceedings that are contemplated. In the normal course of operations, Colliers is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against Colliers includes disputes with former employees and commercial liability claims related to services provided by Colliers. Colliers believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

●

Economic conditions, especially as they relate to rising interest rates, commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.

●	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
●

Political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.

●	Commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions.
●

The utilization of artificial intelligence (AI) and machine learning technologies, including associated impacts on our services, competitive environment, ability to hire/retain specialized talent, cybersecurity, and legal and governance risks.

●	The effect of significant movements in average capitalization rates across different property types.
●	A change in or loss of our relationship with US government agencies.
●	Defaults by borrowers on loans originated under the Fannie Mae DUS Program.
●	A reduction by clients in their reliance on outsourcing for their commercial real estate needs.
●	Competition in the markets served by the Company.
●	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
●	A decline in our ability to fundraise in our Investment Management operations, or an increase in redemptions from our perpetual funds and separately managed accounts.
●	A decline in our ability to attract, recruit and retain talent.
●	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
●	The effect of increases in interest rates on our cost of borrowing.
●	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
●	Changes in the frequency or severity of insurance incidents relative to our historical experience.
●	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses.
●	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
●	Disruptions, cyber attacks or security failures in our information technology systems, and our ability to recover from such incidents.
●

The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.

●	Changes in climate and environment-related policies that directly impact our businesses.
●	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.